Exhibit 99.1

29 March 2014

Sesa Sterlite Limited

Appointment of CEO and Changes to the Board

The merger of Sterlite Industries (India) Limited and Sesa Goa Limited, and the Group consolidation was completed in August 2013, creating Sesa Sterlite Limited (“Sesa Sterlite”), India’s premier and one of the world’s largest diversified natural resources companies. Sesa Sterlite is pleased to announce the reconstitution of its Board as follows.

Mr. Tom Albanese is appointed the Chief Executive Officer and member of the Board from 1 April 2014. He was appointed Chief Executive Officer of Vedanta Resources Plc, the parent company of Sesa Sterlite, on 6 March 2014. He succeeds Mr. M.S. Mehta, who retires as Chief Executive Officer and Board member on 31 March 2014.

Mr. Navin Agarwal, currently Executive Vice Chairman, is appointed the Chairman of the Board. Mr. Anil Agarwal, Non Executive Chairman, will now be the Chairman Emeritus of Sesa Sterlite, and will continue to provide his vision to the Group, and play the role of chief mentor. These appointments are effective 1 April 2014.

Ms. Lalita Gupte and Mr. Naresh Chandra will join the Board as independent Non Executive Directors, while Mr. Kuldip Kaura steps down. These changes take place with immediate effect.

Mr. Tarun Jain and Mr. D.D. Jalan will join the Board as Wholetime Directors, and Mr. P.K. Mukherjee, Executive Director-Iron Ore steps down. These changes are effective 1 April 2014.

Commenting on these appointments, Mr. Anil Agarwal, Chairman, said: “Sesa Sterlite is one of the world’s largest diversified natural resources companies and the Indian flagship of the Vedanta Group. With these appointments, we believe Sesa Sterlite has a well-rounded Board, with members bringing a wealth of experience and diverse expertise covering strategy and operations for global businesses; international capital markets; public policy, law and corporate governance. I am certain that this will be invaluable as we continue to execute our strategy to deliver long term value for all stakeholders.

I would like to acknowledge and express our appreciation for Mr. Kuldip Kaura for his invaluable contributions, and Mr. M.S. Mehta and Mr. P.K. Mukherjee for their unparalleled leadership of the businesses over the years. We wish them well for the future.”

Notes to Editors

Following the reconstitution, the new Board of Sesa Sterlite will be as follows:

•	Mr. Navin Agarwal – Executive Chairman

•	Mr. Naresh Chandra – Independent Non Executive Director

•	Ms. Lalita Gupte – Independent Non Executive Director

•	Mr. Ravi Kant – Independent Non Executive Director

•	Mr. Gurudas Kamat – Independent Non Executive Director

•	Mr. Tom Albanese – Chief Executive Officer

•	Mr. Tarun Jain – Wholetime Director

•	Mr. D.D. Jalan – Wholetime Director and Chief Financial Officer

Mr. Naresh Chandra

Independent Non Executive Director

Mr. Naresh Chandra has served as India’s Ambassador to the USA and Cabinet Secretary to the Government of India. Mr. Chandra is a post graduate (MSc. in Mathematics) from Allahabad University and a retired IAS officer. Mr. Chandra has held various senior positions such as Chairman of the Indian Government Committee on Corporate Governance, Senior Advisor to the Prime Minister, Governor of Rajasthan, and Chief Secretary to the Government of Rajasthan. A reputed administrator and diplomat, Mr. Chandra serves as an Independent Director on the Boards of a number of companies.

Ms. Lalita Gupte

Independent Non Executive Director

Ms. Lalita D. Gupte is the former Joint Managing Director of ICICI Bank, and currently Chairperson of ICICI Venture Funds Management Company Limited. Mrs Lalita D. Gupte joined the Board of ICICI Ltd in 1994 as Executive Director and remained on the Board including as Joint Managing Director till 2002 when it merged with ICICI Bank. She was the Joint Managing Director of ICICI Bank from 2002 – 2006. Ms. Gupte has more than three decades of experience in the financial sector and has held various leadership positions in areas of Leasing, Planning & Resources and Corporate Banking. She serves on the Boards of many large corporates like Alstom SA in France, Godrej Properties, and Kirloskar Brothers. Ms. Gupte holds a Bachelor’s Degree in Economics and a Master’s degree in Business Management. She did her advanced management programme from INSEAD.

Mr. Ravi Kant

Independent Non Executive Director

Mr. Ravi Kant is the former Managing Director of Tata Motors Ltd., and is currently its Vice Chairman. He joined Tata Motors in 1999, and has been associated with Jaguar & Land Rover, Tata Daewoo Commercial Vehicles, Korea and Tata Motors, Thailand. Prior to joining Tata Motors Ltd., Mr. Ravi Kant was Director, Phillips India Limited looking after Consumer Electronics. He is the Chairman of TAL Manufacturing Solutions Ltd. and Tata Advanced Materials Ltd. and is on the Board of Tata Industries. He is the Chairman of the Indian Institute of Management, Rohtak and is on the Governing Board of National Institute of Design, Ahmedabad. He is on the Board of CGIO, Singapore. He is a member of the International Business Leadership Forum, London. Mr. Ravi Kant had his education at Mayo College, Ajmer; Indian Institute of Technology, Kharagpur and Aston University, Birmingham, UK from where he did his Masters in Management in Industry. He was conferred with an Honorary D.Sc. by the Aston University, in Birmingham in July 2008. He is an Honorary Industrial Professor at the University of Warwick, UK.

Mr. Gurudas Kamat

Independent Non Executive Director

Mr. Gurudas D. Kamat is the retired Chief Justice of the Gujarat High Court. Mr. Kamat was appointed as Director of Sesa Sterlite (earlier Sesa Goa Limited) on 22nd December 2005. He has over 45 years of experience in the field of legal practice and judiciary, having practiced in Bombay as well as in Goa in various branches of law. Mr. Kamat was prosecutor for the Government of Goa from 1967 to 1969. From 1980 onwards, Mr. Kamat was an advocate for the Customs and Central Excise Departments of the Government of India. Mr. Kamat was a member of the senate and faculty of law of Bombay University from 1978 to 1980. He is currently engaged in judicial work relating to arbitration and conciliation.

Mr. Tom Albanese

Chief Executive Officer

Mr. Tom Albanese was formerly the Chief Executive of Rio Tinto from May 2007 to January 2013. Rio Tinto is the second largest global diversified mining company. He was appointed a member of the Rio Tinto Board in March 2006. Tom joined Rio Tinto in 1993 when the company acquired Nerco, where Tom was Chief Operating Officer. After joining Rio Tinto, he held a series of management positions before being appointed Chief Executive of the Industrial Minerals group in 2000, after which he became Chief Executive of the Copper group and head of Exploration in 2004. In July 2006 Tom was appointed Director, Group Resources. Tom is also on the Board of Directors of Franco Nevada Corporation which he joined in August 2013, a Toronto-based gold-focused royalty and metal streaming company with assets around the world. In 2009, Tom joined the Board of Visitors for the Fuqua School of Business at Duke University in North Carolina. Tom holds a Bachelor’s degree in Mineral Economics and a Master’s in Mining Engineering from the University of Alaska.

About Sesa Sterlite Limited

Sesa Sterlite Limited (“Sesa Sterlite”) is one of the world’s largest diversified natural resources companies. Our business primarily involves exploring, extracting and processing minerals and oil & gas. We produce oil & gas, zinc, lead, silver, copper, iron ore, aluminium and commercial power and have a presence across India, South Africa, Namibia, Ireland, Australia, Liberia and Sri Lanka. Sesa Sterlite has a strong position in emerging markets with over 80% of its revenues from India, China, East Asia, Africa and the Middle East.

Sustainability is at the core of Sesa Sterlite’s strategy, with a strong focus on health, safety and environment and on enhancing the lives of local communities. Sesa Sterlite is a subsidiary of Vedanta Resources plc, a London-listed company. Sesa Sterlite is listed on the Bombay Stock Exchange and the National Stock Exchange in India and has ADRs listed on the New York Stock Exchange.

Registered Address: Sesa Sterlite Limited, Sesa Ghor, 20 EDC Complex, Patto, Panjim, Goa - India - 403 001

Disclaimer

This press release contains “forward-looking statements” – that is, statements related to future, not past, events. In this context, forward-looking statements often address our expected future business and financial performance, and often contain words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “should” or “will.” Forward–looking statements by their nature address matters that are, to different degrees, uncertain. For us, uncertainties arise from the behaviour of financial and metals markets including the London Metal Exchange, fluctuations in interest and or exchange rates and metal prices; from future integration of acquired businesses; and from numerous other matters of national, regional and global scale, including those of a political, economic, business, competitive or regulatory nature. These uncertainties may cause our actual future results to be materially different that those expressed in our forward-looking statements. We do not undertake to update our forward-looking statements.